FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of       December, 2006___

________ __BAJA MINING CORP.______________ (Translation of registrant's name into English)
Baja Mining Corp. 2350 – 1177 West Hastings Street, Vancouver, B.C. V6E 2K3 (604) 685-2323 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [  ]     Form 40-F  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  [  ]     No  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  [ X ]     No  [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [ X ]     No  [  ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-34889

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:      January 8, 2007

BAJA MINING CORP.

(Registrant)

By:  /s/ “John W. Greenslade”

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Exhibit 1

December 14, 2006.	TSX Venture Exchange: BAJ

NEWS RELEASE

PHASE 2 TEST MINE DEMONSTRATES POTENTIAL FOR

HIGH PRODUCTION UNDERGROUND MINE

Baja Mining Corp. (the “Company”) is pleased to provide final results from the second mine trial recently completed at its El Boleo copper/cobalt/ zinc/manganese deposit, Baja California Sur, Mexico.

OBJECTIVE

The primary purpose of the second mine trial was to document roof bolting production rates utilizing specialized roofbolting equipment in the Boleo clay and sandstone roof conditions.  The initial mine trial was unable to take advantage of modern roofbolting technology. Additionally the production rate of the continuous miner was less than expected due to mechanical failure of its conveyor system. Consequently during the initial mine trial, roofbolting and excavation production rates did not meet expectations.  This second mine trial was organized to provide a more accurate estimate of underground production rates for the Boleo property.

The second mine trial demonstrated that with appropriate roofbolting equipment, and the use of modern continuous mining machines, production rates should be achievable that can meet the initial designed plant process rate of 2.6 million dry tonnes of ore per year  and, with a proportional increase in equipment and staffing, meet the 3.1 million dry tonnes of plant feed currently scheduled for later years.

MINE TRIAL DESIGN

As part of the Definitive Feasibility Study on the Boleo project the Company tested mining methods and equipment both of which were designed to operate safely and productively in the Boleo underground mine conditions.  The test mine, identified as the Texcoco test mine, was developed in manto 3 using designs specified by Australian Mine Design and Development Pty., Ltd. (“AMDAD”), of Sydney, NSW, Australia.  AMDAD subsequently contracted with Agapito Associates, Incorporated (“AAI”) of  Golden CO, USA to supervise the tests. A representative of Micon International, Ltd., a leading mine engineering consulting firm, observed the bolting tests on behalf of prospective lenders.

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MINE TRIAL ACTIVITIES

The rock in the immediate roof in the test mine varied and included clay mantos, breccias and sandstones.  The span of the roof from the sidewall varied along the length of the access drift and crosscuts, but in most locations was less than 4.5 meters.

The initial mine trial conducted in late 2005 and early 2006 while achieving the majority of its objectives failed to achieve anticipated mining rates because of a mechanical failure of the conveyor system.  In addition, difficulties were encountered in installing roofbolts for ground support that proved to be a limiting factor in achieving acceptable production rates.  As a result, this second trial mine was conducted, after modifying and repairing the continuous miner conveyor system and locating a specialized dedicated roof bolting machine.

The mine trial roofbolting test work was comprised of measuring the roof drilling times using a Fletcher CHDDR roofbolter in conjunction with a variety of drilling steels, cutting tools and flushing medium (notably both air and water).  The tests demonstrated that a scrolled, auger steel, without flushing medium, could drill a 1.8 metre long hole in under 1 minute and a complete roofbolt installation could be accomplished in approximately 3 minutes.

This roofbolt installation time is a 3 to 10-fold improvement of the times documented during the original mine trial and indicated that underground mining production rates required to provide the designed plant feed rates are achievable.

The Company’s mining personnel are now pursuing the mine trial results and recommendations made by AMDAD and AAI in designing the underground mine openings and selecting the equipment needed for successful high productivity and safe mining operations.

Tim Ross, of Agapito Associates, Inc. (AAI), a Qualified Person has reviewed the technical disclosure contained herein and accepts responsibility for such disclosure.

ON BEHALF OF THE BOARD OF DIRECTORS OF

BAJA MINING CORP.

“John W. Greenslade”

JOHN W. GREENSLADE, PRESIDENT

For further information please contact John Greenslade, President, at (604) 685-2323

The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company’s expectations. Certain risk factors may also affect the actual results achieved by the Company. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

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Exhibit 2

December 8, 2006	TSX Venture Exchange: BAJ

PRESS RELEASE

ENVIRONMENTAL APPROVAL RECEIVED FOR MINE DEVELOPMENT

Baja Mining Corp. (the “Company”) is pleased to advise that the Mexican Federal Environmental Agency (Secretaria de Medio Ambiente y Recursos Naturales – “SEMARNAT”) has approved the Environmental Impact Manifest (“Manifestación de Impacto Ambiental - “MIA”) for the Company’s El Boleo copper-cobalt-zinc-manganese Project.

This approval allows the company to start construction and operation activities at the Boleo Project and is the key step to obtaining other required permits.

Prior to the initiation of exploration or construction activities, all mining projects are required to apply for and obtain an environmental impact authorization and a land use permit from the Mexican Federal environmental agency SEMARNAT.  This requires the presentation of an environmental impact manifest and a technical study which deals with the impacts, the environmental mitigation, and habitat compensation to the satisfaction of the authorities having environmental jurisdiction.  The Company’s Environmental Impact Manifest (“MIA”) was filed with SEMARNAT on May 8, 2006 and final approval to the MIA was received from SEMARNAT on December 7, 2006.

Manuel Moreno, the Company’s environmental liaison in Mexico City commented that, “This is a milestone day for the Boleo Project with issuance of the main environmental permit for the project now behind us. The approval of the MIA proves that the project is environmentally feasible and clears the way for the approval of other related permits”.   We would like to thank the many people at SEMARNAT that so ably assisted in the review and provided many valuable contributions to ensure that the project proceeds in an environmentally sound manner.  We would also like to express our thanks and appreciation to the Honorable Governor of the State of Baja California Sur, Mr. Narciso Agúndez Montaño; to the Municipal President of Mulegé, Mr. Pedro Osuna López and to the State Secretary for Promotion and Economic Development, Mr. Jorge Alberto Vale Sánchez, as well as their staff, for the support and guidance they have provided in obtaining such permitting.

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The Boleo project is located within the buffer zone of the El Vizcaino biosphere, a Natural Protected Area, principally established to preserve the whale nursing habitat on the west coast of the Baja Peninsula approximately 80 miles north of the project near Guerro Negro. In accordance with the terms of approval we are required to reach an agreement within 30 days of issuance of the SEMARNAT approval, with CONANP (Comision Nacional de Areas Naturales Proptegidas) for compensation in regard to environmental disturbance created by mining and processing activities in the biosphere.  We are pleased to advise that an agreement in principle has been reached with CONANP and we expect to be able to announce the execution of such agreement in the immediate future.

The Boleo Project is located on the east coast of the Baja California Peninsula, some 900 kilometres south of San Diego and near the town of Santa Rosalia Baja California Sur, Mexico. Over the last twelve years, in excess of CAD $52.0 million has been spent on exploration, pre-feasibility studies and the current Definitive Feasibility Study (“DFS”) on the Boleo Project, which is nearing completion.  Annual production at El Boleo is expected to be approximately 50,000 tonnes per year of high purity copper metal, 1850 tonnes of high purity cobalt metal, and up to 23,000 tonnes per year of zinc sulphate monohydrate.  Consideration is also being given to production of +100,000 tonnes per year of manganese carbonate.

ON BEHALF OF THE BOARD OF DIRECTORS OF

BAJA MINING CORP.

“John W. Greenslade”

JOHN W. GREENSLADE, PRESIDENT

For further information please contact John Greenslade, President, at (604) 685-2323

The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company’s expectations. Certain risk factors may also affect the actual results achieved by the Company. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

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